February 18, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549 USA

Attention:  Tia L. Jenkins

Re:         Jet Metal Corp. (formerly “Crosshair Energy Corporation”)
Form 20-F for the Fiscal Year Ended April 30, 2013
Filed July 25, 2013
File No. 001-33439

Dear Ms. Jenkins:

Jet Metal Corp. (“Jet” or the “Company”) is responding to your letter dated February 10, 2014, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and the Company’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2013

Item 3.A. Selected Financial Data, Page 3

SEC COMMENT:

1.
We note that you present your selected financial data prepared under IFRS side-by-side with your data prepared under Canadian GAAP.  Please modify your presentation to comply with Instruction 3 of General Instruction G to Form 20-F.

JET RESPONSE:

The Company proposes to revise the selected financial data to include the following in the amended Form 20-F:

Our selected financial data for the fiscal years ended April 30, 2013, 2012 and 2011 was derived from our financial statements that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit reports.  Davidson & Company LLP is a member of the Canadian Institute of Chartered Accountants.

The selected financial data should be read in conjunction with and is qualified in its entirety by reference to the financial statements and notes thereto included elsewhere in this Annual Report.

To date, we have not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  We have financed our operations principally through the sale of our equity securities.  While we believe we have sufficient capital and liquidity to finance current operations, nevertheless, our ability to continue operations is dependent on our ability to obtain additional financing.  See “Item 3. Key Information—D. Risk Factors.”

The information for the years ended April 30, 2013, 2012 and 2011 in the following table is derived from our financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). There were no material differences between IFRS and US GAAP for the years ended April 30, 2013, 2012 and 2011.

	For the Year Ended April 30,
	2013	2012	2011
	IFRS 1	IFRS 1	IFRS 1
Revenue	--	--	--
Income (Loss) for the Period	$(11,674,061)	$(11,977,829)	$(4,077,470)
Basic Income (Loss) Per Share	$(0.18)	$(0.24)	$(0.10)
Dividends Per Share	--	--	--
Weighted Average Shares (#)2	65,782,178	50,377,698	41,193,45
Period-end Shares (#)2	65,782,178	65,782,178	47,477,151
Working Capital	$94,253	$5,466,961	$10,815,170
Mineral Properties	$5,670,409	$11,592,105	$10,180,650
Long-Term Debt	$37,161	$558,742	$1,146,879
Capital Stock	$87,411,032	$87,457,513	$81,021,668
Shareholders’ Equity	$5,905,723	$16,999,901	$20,048,338
Total Assets	$6,635,616	$17,997,243	$21,545,974

	IFRS 1	IFRS 1	IFRS 1
Net Income (Loss)	$(11,674,061)	$(11,977,829)	$(4,077,470)
Loss Per Share	$(0.18)	$(0.24)	$(0.10)
Mineral Properties	$5,670,409	$11,592,105	$10,180,650
Shareholders’ Equity	$5,905,723	$16,999,901	$20,048,338
Total Assets	$6,635,616	$17,997,243	$21,545,974

1
The financial information for the years ended April 30, 2013, 2012 and 2011 are prepared using IFRS. The Company’s transition date was May 1, 2010.  The application of IFRS conforms in all material respects for the years ended April 30, 2013, 2012 and 2011 with United States GAAP.

2
On October 28, 2010, the common shares of the Company were consolidated on the basis of four pre-consolidation shares for one post-consolidation share.  The numbers presented for fiscal 2013, 2012 and 2011 are presented on a post-consolidated basis.

Item 18. Financial Statements, Page 73

Independent Auditor’s Report, Page 73

SEC COMMENT:

2.	Please address the following points related to the report provided by your independent auditor:

•	Please tell us why the second paragraph makes reference to the standards of the PCAOB or revise to eliminate this reference.

•
Please obtain a revised report from your auditor which includes representations in the third paragraph of the report indicating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Please refer to Rule 2-02 of Regulation S-X and Instruction 2 to Item 8.A.2 of Form 20-F.

JET RESPONSE:

We enclose a copy of the Independent Auditors’ Report, dated July 24, 2013, as revised by Davidson & Company LLP in relation to the audit of the consolidated financial statements of the Company as at and for the years ended April 30, 2013 and 2012.  The Company proposes to include this revised Independent Auditors’ Report in the amended Form 20-F.

Statements of Operations and Comprehensive Loss

SEC COMMENT:

3.
We understand that you fully impaired your exploration and evaluation assets related to the Bootheel, Golden Promise and Juniper Ridge projects during the year ended April 30, 2013 as a result of your decision to abandon these projects.  However, we note that you present the impairment of these assets as “Other Items” in your Statements of Operations and Comprehensive Loss.  Please tell us why you have characterized these impairments as “other items” rather than as expenses associated with your operating activities.

JET RESPONSE:

As discussed in Note 3 to the consolidated financial statements of the Company for the year ended April 30, 2013 and in accordance with IFRS, the Company’s accounting policy with respect to exploration and evaluation assets and expenses is as follows:

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Exploration and evaluation costs are considered general, operating expenses and are presented as such on the consolidated statements of operations and comprehensive loss.

On the basis that acquisition costs and mineral rights are capitalized as exploration and evaluation assets, the carrying value is reviewed each reporting date to determine whether there is any indication of impairment.  In the event that an asset is impaired, an impairment loss is recognized in profit or loss and presented as an “other item”.  The presentation of the impairment loss as an “other item” is consistent with the fact that an impairment loss is not an annual operating activity and is not expected to be a recurring item.  The impairment loss related to the Bootheel, Golden Promise and Juniper Ridge projects recorded during the year ended April 30, 2013 in the amount of $6,043,241 is not reflective of general exploration operations for the year.  Accordingly, the non-recurring impairment loss for exploration and evaluation assets is presented as an “other item”.

The Company welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience.  If you wish to discuss any of these points please contact Kate-Lynn Genzel, Chief Financial Officer at (604) 681-8030 ext. 298. If these amendments are acceptable please advise and we will attend to filing the amended Form 20-F for the year ended April 30, 2013.

Yours very truly,

JET METAL CORP

“Jim Crawford”

Jim Crawford
Chief Executive Officer and President

enclosure

cc:           Jet Metal Corp.
Attn:    Kate-Lynn Genzel, CFO
     Sheila Paine, Corporate Secretary

King & Bay West Management Corp.
Attn:           Elizabeth Dylke, Vice President, Legal